PSG Tactical Growth Fund

Market & Portfolio Update

June 11, 2013

Jon Giordani, CFA
PSG Investment Advisors, LLC

Economic & Market Update

Economic & Market Update



GLASS HALF FULL

- US ECONOMY IS GROWING
- EVEN THOUGH IT FEELS BAD, INVESTORS ARE MAKING MONEY
- CAPITALISM (i.e. Energy Renaissance)
- PRIVATE SECTOR HIRING
- US CORPORATE EARNINGS & BALANCE SHEETS HEALTHY
- FINANCIAL CRISES ARE NOT NEW
- LOW INTEREST RATES HELPING– CAR & HOME SALES/PRICES

GLASS HALF EMPTY

- POLITICIANS AND CENTRAL BANKS IMPACT ON MARKETS
- ASSETS AREN’T CHEAP. EXPECT BELOW AVERAGE RETURNS
- TOO MUCH DEBT -DELEVERAGING TAKES 8-10 YRS
- EUROPE RECESSION & CONTAGION
- POLITICIANS “KICK THE CAN”.
- FOOD/GAS PRICES
- GLOBAL SOCIAL MOOD

PSG Tactical Growth Fund

Low Rates

- 10 Yr. Treasury Bond yield are near lows
- Also, Central Banks are "printing money"
- Helping the economy
- Forcing investors to riskier holdings
- Driving up asset prices



10-Year Treasury Constant Maturity Rate (DGS10)
Source: Board of Governors of the Federal Reserve System
(Percent)
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
1960
1970
1980
1990
2000
2010
2020
Shaded areas indicate US recessions.
2013 research.stlouisfed.org
FRED

PSG Tactical Growth Fund

US Equity Markets

- S&P 500 stock index hit new highs
- Exceeded highs from 2000 & 2007
- The past 13 years have been volatile



Week of Apr 1, 2013: ^GSPC 1553.28
1.50K
1.40K
1.30K
1.20K
1.10K
1.00K
0.90K
0.80K
0.70K
© 2013 Yahoo! Inc.
2000
2002
2004
2006
2008
2010
2012

Source: Yahoo Finance. Chart is the S&P 500 index as of 4/1/2013

PSG Tactical Growth Fund


Fear, Hope, and Greed
"What... Manage Risk? Come On!"
Risk
Euphoria
Thrill
Anxiety
Denial
Excitement
Fear
Optimism
Optimism
Desperation
Relief
Panic
Capitulation
Hope
"I Hate Stocks... Get Me Out!"
Despondency
Depression
Opportunity
Source: Raymond James research

PSG Tactical Growth Fund

Average Investor

- Poor investment track record
- Behavioral traits influence decisions
- Maintain a well diversified portfolio
- Evaluate risk in your portfolio



20 - year Returns By Asset Class (1993-2012)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.4%
8.2%
6.5%
2.5%
6.3%
2.3%
Gold
S&P 500
International stocks (EAFE)
Inflation
Bonds
Average Investor

Source: Dalbar, Inc. JP Morgan Asset Management. See disclosure Slide 18.

PSG Tactical Growth Fund

PSG Tactical Growth Fund

Symbol: PSGTX

Inception Date: May 1, 2012

Net Asset Value: $10.28 (5/31/2013)

Investors should consider the investment objectives, risks, charges and expenses of investing in the Fund carefully before investing. The Fundôs Prospectus and Statement of Additional Information (ñSAIò) contain this and other information about the Fund. The Summary Prospectus is available at www.psgfunds.com and the Prospectus and SAI are available upon request by contacting the fund toll-free at 1-800-869-1679. The Prospectus should be read carefully before investing.

PSG Tactical Growth Fund

Investment Suitability

Long term investment horizon

Advisor expects diversification of return sources and lower correlation to the stock market over market cycles

Advisor expects decreased volatility over the long term

Tolerance for fluctuations in asset allocation

PSG Tactical Growth Fund

Our Goal

The Fund seeks total return from income & growth with an emphasis on absolute return.


Markets
Objective of the PSG Tactical Growth Fund
Goal of an Asset Allocation Strategy

This graph is for illustrative purposes only and does not represent any actual performance.

PSG Tactical Growth Fund

Asset Choices

- Investors today have many more investment choices to consider

- See Slide 19 for important disclosure


1970's
US Stocks
US Bonds
Cash
1980's
US Large Stocks
US Small Stocks
US Bonds
Real Estate L.P
International Equities
Gold Coins
Cash
Today
US Equities-Large Cap
US Equities -Mid-Cap
US Equities-Small Cap
Exchange Traded Funds
International Equities-Developed Markets
International Equities-Emerging Markets
Bonds-Municipal, TIPS, Treasuries, Corporate, Global
High Yield, Mortgage, Convertibles, Floating Rate
Real Estate /REIT's
Precious Metals
Hedge Funds*
Managed Futures
Long/Short
Cash

PSG Tactical Growth Fund

Flexible strategy – Example of Potential Asset Class Exposure

Asset Class	US Only Equity Fund	PSGTX
US Equities	X	X
International Equities		X
Corporate Bonds		X
Government Bonds		X
Preferred Stocks		X
Gold or Precious Metals		X
Option Strategies		X
Hedging Strategies		X

Asset class exposure is for illustrative purposes only. This does not necessarily represent the actual investments of the Fund at all times or a given time.

PSG Tactical Growth Fund

AIG – American International Group, Inc.

Å Fund's largest equity investment. Cost per share $33.81.*

Å Rationale for initial investment

Å The stock continues to trade at a discount to book value

Å We believe many issues are now behind the company. Management can focus on its operating businesses going forward.

Å We would not be surprised to see the company return cash to shareholders via a dividend or share buyback.

*Fund position and cost per share is as of 03/31/2013. Fund holdings may change at any time.

PSG Tactical Growth Fund

VOD– Vodaphone Group PLC

- Purchased the ADR over the period 9/2012-01/2013. Average cost per ADS of $26.81.*
- UK based company; one of the world's largest mobile companies
- Dividend paying company
- Owns 45% of Verizon Wireless
- Speculation that Verizon may buy the 45% share from Vodaphone
- Verizon Wireless has distributed dividends to both its parent companies.

*Fund position and cost per share is as of 03/31/2013. Fund holdings may change at any time.

PSG Tactical Growth Fund

Japan



NIKKEI 225 (^N225) - Osaka
15,381.02 20.21 (0.13%) 2:28AM EDT
Add to Portfolio
Enter name(s) or symbol(s)
GET CHART
COMPARE
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TECHNICAL INDICATORS
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Oct 2004: ^N225 10771.42
35K
30K
25K
20K
15K
10K
© 2013 Yahoo! Inc.
1984
1985
1990
1995
2000
2005
2010
1D 5D 1M 3M YTD 6M 1Y 2Y 5Y Max
FROM: Jan 4 1984
TO: May 1 2013
+54.21%

Source: Yahoo Finance. Chart is the NIKKEI 225 Index 1/4/1984-5/1/2013

PSG Tactical Growth Fund

Risk management

The Fund may implement hedging strategies in unfavorable markets in an attempt to manage downside risk.

Hedging strategies include: holding cash, option strategies, & establishing short positions that benefit should prices decline.

Initial Loss (%)	% Gain Required to Breakeven
10%	11.1%
20%	25.0%
30%	42.9%
40%	66.7%
50%	100.0%

Disclosure

Disclosure – Slide 7– Average Investor

The source of this material is from JP Morgan Asset Management and Dalbar Inc. Indexes used are: Gold: USD/troy oz., Inflation: CPI, S&P 500, International Stocks – EAFE: MSCI EAFE, Bonds: Barclays Capital US Aggregate Index. Average asset investor return is based on Dalbar Inc., which utilize aggregate mutual fund sales, redemptions and exchanges each month as a measure of investor behavior. Returns are annualized and represent the 20 year period ending 12/31/12 to match Dalbar's most recent analysis.

Disclosure

Disclosure – Slide 11 - Asset Choices

An investment in a money market fund is not typically insured or guaranteed by the FDIC or any other government agency. Although the money market funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

High yield bonds experience higher volatility and increased credit risk when compared to other fixed income investments.

Diversified funds that invest in a variety of asset classes (also called balanced, hybrid or allocation funds) are expected to have reduced volatility relative to an investment in a single the underlying asset.

Small-cap stocks may be riskier than stocks from more established companies. Small-cap investments may not be readily converted into cash. This may affect their value so that shares, when redeemed, may be worth more or less than what they originally cost.

Investing in emerging markets can be riskier than investing in well established foreign markets. International investing involves special risks not found in domestic investing, including increased political, social, economic and currency instability.

Funds that concentrate their investments in one region or industry may carry greater risk than more broadly diversified funds.

There are special risk factors associated with REITS, such as interest rate risk and the illiquidity of the real estate market. Shares, when redeemed, may be worth more or less than the original amount invested.

Investment values will fluctuate with changes in market conditions so that when you withdraw your investment it may be worth more or less than the original amount invested.